[redacted]

15048005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH, DC
201

SEC FILE NUMBER
8- 49517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIG Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Peachtree St NE, Suite 2250
(No. and Street)

Atlanta	GA	30361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren Jones 404-601-7212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL/Ascent Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway	Duluth	GA	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Geoff Hodgson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIG Partners LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

SANDRA M LEWIS
MY COMMISSION EXPIRES
NOV 08 2016
FULTON CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

AGL | Ascent
Your Financial Business Matters.

AGL | Ascent Group, LLC
CPAs & Trusted Advisors.
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://agl-ascent.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
FIG Partners, LLC

We have audited the accompanying consolidated financial statements of FIG Partners, LLC and Subsidiaries (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2014, and the related consolidated statements of income, changes in liabilities subordinated to claims of general creditors, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements and supplementary information. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of FIG Partners, LLC and Subsidiaries as of December 31, 2014, and the consolidated results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

AGL Ascent Group, LLC

February 26, 2015

FIG PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$	2,036,005
Deposit with clearing organization		115,828
Receivable from customers		1,147,856
Receivable from clearing organization		512,907
Notes receivable from employees, net		303,502
Due from employees		275,250
Due from member		100,000
Securities owned		2,514,522
Investments in securitized loan strips		435,852
Secured demand notes		1,900,000
Prepaid expenses		471,315
Property and equipment, net		329,382
Deposits		48,446
Total assets	$	10,190,865
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	1,900,731
Securities sold, not yet purchased		86,621
Subordinated borrowings		2,000,000
Total liabilities		3,987,352
Members' equity		6,203,513
Total liabilities and members' equity	$	10,190,865

(1) **Organization and Nature of Business**

FIG Partners, LLC and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides independent research on financial institutions, investment advisory services, such as level three asset valuations, active market-making, principal and agency transactions and investment banking to institutional investors, high net worth individuals, and companies in the financial services industry. The Company is based in Atlanta, Georgia and introduces customers on a fully-disclosed basis to its primary clearing agent, First Clearing LLC. The Company's customers are located throughout the United States of America.

(2) **Summary of Significant Accounting Policies**

Basis of Accounting

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other assets and liabilities.

Principles of Consolidation

The consolidated financial statements include the accounts of FIG Partners, LLC and its wholly-owned subsidiary, FIG Asset Management, LLC and its minority-owned subsidiary, FIGAM Strategy Fund, L.P. ("FIGAM"). The accounts and activities of FIG Asset Management, LLC and FIGAM have been consolidated from the date of their inception. All material intercompany balances and transactions are eliminated in consolidation.

FIGAM was formed on July 2, 2014. The general partner of FIGAM is FIG Asset Management, LLC and FIG Partners, LLC is a 43% limited partner. The other limited partners in FIGAM are also members of the Company. Due to this common control and influence over the activities of FIGAM, the accounts and activities of FIGAM have been consolidated into the accounts of the Company.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities Transactions

Customers' securities transactions are reported on a trade date basis. Related commission revenues and clearing fees are recorded on a trade date basis. Proprietary securities transactions are recorded on a trade date basis, as if they had settled.

Investment Banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable.

Investment Advisory, Research and Other Fees

Investment advisory fees, including level three asset valuations, are recognized upon issuance of a report to the client. Research fees are recognized in the period that the client uses the research. Other fees for various services are recognized as the services are performed.

Deferred Revenue

Deferred revenue consists of amounts billed in which the criteria for revenue recognition have not yet been met.

Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with First Clearing LLC, its primary clearing agent.

(2) Summary of Significant Accounting Policies (continued)

Receivable from Customers

Receivable from customers is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the allowance and a credit to receivable from customers. Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. The Company grants credit to its customers without requiring collateral. The amount of accounting loss for which the Company is at risk in these unsecured receivables is limited to their carrying value.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at fair value, with realized and unrealized gains and losses reflected in net trading gains on principal transactions on the Company's consolidated statement of income.

Investments in Securitized Loan Strips

Investments in securitized loan strips are recorded at amortized cost and are assessed for indicators of impairment at the end of each reporting period. These investments are considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the asset, the estimated future cash flows of the investments have been impacted. If it is determined that an other-than-temporary decline in the investments exists, the Company will write down the investments to their fair value and record the related write-down as an investment loss in its consolidated statement of income.

Property and Equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful lives of the assets. Equipment, software and furniture and fixtures are depreciated on a straight-line basis over five year lives. Leasehold improvements are amortized over the original term of the lease or the useful life of the asset, whichever is shorter. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

Income Taxes

The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements as the tax effects of the Company's activities are the responsibility of its members.

In accordance with FASB ASC topic 740, *Income Taxes*, the Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained under audit, based on the technical merits of the position. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement.

For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing. The Company is no longer subject to examination by taxing authorities for tax years prior to 2011. There were no material unrecognized tax benefits and related tax liabilities at December 31, 2014 and the Company does not expect that unrecognized tax benefits will increase within the next twelve months. It is the Company's policy to recognize interest and penalties, if any, related to uncertain tax positions as income tax expense in the consolidated statement of income.

(2) Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company's advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2014 were approximately $83,000 and are included in sales and marketing expenses on the Company's consolidated statement of income.

Fair Value Measurement

The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurement,* which defines fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investments measured at fair value consist of money market funds and equity securities. Money market funds are stated at fair value as determined by observable Level 1 quoted pricing inputs due to the short-term nature of these investments. Equity securities are valued at the last reported sales price of the security on the last day of business of the year on a national exchange and are classified as Level 1 investments.

Subsequent Events

The Company evaluated subsequent events for matters requiring recognition or disclosure in the consolidated financial statements through February 26, 2015, which is the date these consolidated financial statements were available to be issued.

(3) Notes Receivable from Employees

In September 2013, the Company loaned one of its employees $316,758 in connection with the employee's termination obligations with his former employer. The non-interest bearing note receivable is due in equal monthly installments of $5,279, beginning July 15, 2014 through June 15, 2019. The note is secured by all commissions, compensation and other funds owed to the employee by the Company, as well as any assets of the employee that are held at or through the Company and its clearing firm. At December 31, 2014, the outstanding balance due under the note receivable was $285,082.

In August 2014, the Company loaned one of its employees $250,000 in the form of a forgivable cash loan in connection with his employment offer. The 2% note receivable is forgivable in 12 equal quarterly installments of $21,517, including interest, which is compounded annually, beginning September 30, 2015 through June 30, 2018. The note is secured by all commissions, compensation and other funds owed to the employee by the Company, as well as any assets of the employee that are held at or through the Company and its clearing firm. In January 2015, this employee's employment with the Company was terminated and, in accordance with the loan agreement, the entire amount of the remaining principal and accrued interest on the loan, or $250,000, became immediately due and payable. As of December 31, 2014, management estimated that the note would not be fully collected. Accordingly, an allowance of $231,580 was established for the estimated uncollectible portion of the note. At December 31, 2014, the carrying value of the note, net of the allowance, was $18,420. The Company plans to vigorously pursue the full collection of the note.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at fair value and consisted of the following at December 31, 2014:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 2,514,522	$ 86,621

The portion of net trading income on principal transactions that relates to securities owned and securities sold, not yet purchased at December 31, 2014 includes an unrealized loss of $6,615. The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $86,621 at December 31, 2014, which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

(5) Investments in Securitized Loan Strips

During the year ended December 31, 2011, the Company entered into a transaction in which it acted as a pooler in the securitization and selling of Small Business Administration ("SBA") 504 loans. The total securitized loan balance was approximately $10,000,000, of which third party buyers were required to purchase 80% of the balance, the seller in the transaction was required to purchase 15% of the balance, and the Company as pooler in the transaction was required to purchase 5% of the balance.

The Company's 5% investment in the securitized loan strips, in the original amount of approximately $502,000, is comprised of five securitized SBA loan notes receivable with various maturity dates between December 2019 and February 2021, with interest rates ranging from 4.5% to 7%. Due to the Company acting as a pooler in the transaction, the 5% loan strips purchased by the Company are not guaranteed by the government of the United States of America. The Company is required to hold the investments to maturity and the securities are nontransferable.

As of December 31, 2014, the Company's investments in securitized loan strips totaled approximately $436,000.

(6) Net Trading Gains on Principal Transactions

The Company's net trading gains on principal transactions by reporting categories for the year ended December 31, 2014, are as follows:

Fixed income	$	821,606
Equities		481,747
	$	1,303,353

(7) **Fair Value Measurement**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Totals
Cash equivalents:				
Money market funds	$ 113,550	$ -	$ -	$ 113,550
Securities owned:				
Equity securities	$ 2,255,976	$ 150,000	$ 108,546	$ 2,514,522
Securities sold, not yet purchased:				
Equity securities	$ 86,621	$ -	$ -	$ 86,621

(8) **Property and Equipment**

Property and equipment as of December 31, 2014 consisted of the following:

Equipment and software	$ 448,359
Furniture and fixtures	139,699
Leasehold improvements	95,540
	683,598
Less: accumulated depreciation	354,216
	$ 329,382

Depreciation expense was approximately $114,000 for the year ended December 31, 2014 and was included in occupancy and other operating expenses on the Company's consolidated statement of income.

(9) **Subordinated Borrowings**

The borrowings under subordinated debt agreements at December 31, 2014 were as follows:

Subordinated notes, 8% due August 31, 2015	$ 100,000
Secured demand note collateral agreements, 8% due August 31, 2015	1,900,000
	$ 2,000,000

The subordinated borrowings are with members and employees and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the subordinated agreements due on August 31, 2015. At December 31, 2014, $1,800,000 and $0 was due to members for the secured demand note collateral agreements and the subordinated notes, respectively.

In accordance with the secured demand note collateral agreements, if the securities pledged as collateral decline in value so that their discounted value is less than the face amount of the debt, the lender must pledge additional securities to keep the loan at the proper collateral level. If the lender does not pledge additional securities, the Company may sell some or all of the lender's securities.

As of December 31, 2014, the value of the securities pledged for the secured demand note collateral borrowings was approximately $4,640,000. Interest accrues on the face amount of the debt.

For the year ended December 31, 2014, total interest expense related to subordinated borrowings was approximately $97,000 and is included in occupancy and other operating expenses on the Company's consolidated statement of income.

(10) <u>Operating Agreement and Membership Units</u>

The membership units of the Company derive their rights and restrictions from the Company's Operating Agreement ("Agreement"). In accordance with the Agreement, distributions to members of distributable cash, as defined, will be authorized from time to time by the Company's Chief Executive Officer in proportion to each member's units. Notwithstanding the foregoing, all distributable cash from banking operations, as defined, shall be distributed to certain members at an agreed upon amount.

In the case of liquidation of the Company's assets outside of the ordinary course of business, the Agreement calls for net proceeds to be distributed first in proportion to, and to the extent of, each member's net invested capital, as defined, as of the date of distribution and thereafter in proportion to each member's units.

The Agreement provides for restrictions on the transfer of a member's units without the prior written consent of at least a majority of the issued and outstanding units. In addition, the Agreement contains a provision for the right of first refusal by the Company and its remaining members. Upon death or disability of a member, the Agreement calls for the sale of the units back to the Company at 1.5 times the book value of the applicable units. In the case of termination of a member, the Company shall purchase the units from the member at the original purchase price paid for the units plus or minus any increase or decrease in the book value of such units since the date of purchase, if termination occurs at any time during the first five (5) years of employment, or at the fair market value of the units at any time thereafter. The Company may, at its option and notice, at any time redeem all or any portion of the units held by any member for the fair market value of the applicable units.

Except as provided by mandatory provisions of applicable state law, no member of the Company is personally liable for any of the debts, liabilities, contracts or other obligations of the Company or for any of the losses of the Company beyond the amounts contributed or to be contributed, plus the member's share of undistributed profits of the Company.

(11) <u>Related Party Transactions</u>

The Company from time to time specifically allocates to certain members profits and distributions at the direction of its Board of Directors in accordance with the Company's Operating Agreement.

The Company pays guaranteed payments to certain members who are involved in the day-to-day operations of the Company. Guaranteed payments to these members totaled approximately $4,799,000 for the year ended December 31, 2014, and were included in employee compensation and benefits on the Company's consolidated statement of income. As of December 31, 2014, approximately $259,000 in guaranteed payments was accrued and included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

During the year ended December 31, 2014 the Company paid approximately $28,000 to rent office space from a member under a month-to-month lease arrangement.

At December 31, 2014, due from employees on the Company's consolidated statement of financial condition included $275,250 due from employees who were also members of the Company.

The Company has entered into secured demand note collateral agreements and subordinated note agreements with certain members of the Company (see Note 9).

At December 31, 2014, due from member on the Company's consolidated statement of financial condition included a short-term advance to a member of $100,000 that was repaid in full in January 2015.

FIG Asset Management, LLC was the general partner of a fund, FIG Tarp Opportunity Fund, LP ("FIG Tarp"), which was owned by two members of FIG Partners, LLC, two employees of FIG Partners, LLC, and an unrelated individual. During the year ended December 31, 2013, FIG Asset Management, LLC provided asset management services to FIG Tarp and waived any related fees. On January 6, 2014, FIG Tarp was closed down and funds were returned to its investors.

(12) Defined Contribution Plan

The Company maintains a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees of the Company who meet certain requirements outlined in the plan as to age and length of service. Under the provisions of the plan, participating employees may elect to contribute tax deferred amounts to the plan, through salary reductions, up to a maximum of $17,500 in 2014. The employee is 100% vested at all times in funds contributed to the plan through salary reductions.

The Company has elected in the plan to match employee contributions on a discretionary basis. For the year ended December 31, 2014, the Company contributed approximately $306,000 as matching contributions. The Company may also elect to contribute to the plan a discretionary amount in addition to the matching amount on behalf of covered employees, regardless of the Company's earnings and profits. The Company made no additional contributions to the plan for the year ended December 31, 2014. Employer contributions to the plan are 100% vested immediately.

(13) Concentrations of Credit Risk

The Company maintains cash and cash equivalents balances at banks and other financial institutions. Some accounts at banks and financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, and other accounts are not insured by the FDIC. As of December 31, 2014, approximately $1,740,000 of the Company's cash holdings exceeded the insured threshold. The Company believes no significant concentration of credit risk exists with respect to these cash holdings.

At December 31, 2014, the Company had amounts due from one customer that made up 54% of the total due from customers as reported on the consolidated statement of financial condition at December 31, 2014.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes no significant credit risk exists with respect to amounts due from these parties.

(14) Operating Leases

The Company has entered into non-cancelable operating lease agreements for office space and certain equipment that expire at various dates through July 31, 2018. Minimum future payments required under the terms of the leases as of December 31, 2014 are approximately as follows:

2015	$	389,000
2016		359,000
2017		258,000
2018		72,000
	$	1,078,000

The operating lease agreements also generally require the Company to pay executory costs, such as real estate taxes, utilities and repairs. These executory costs are not included in the lease commitment amounts above. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the leases. The Company has recorded a liability of approximately $119,000 at December 31, 2014 to reflect the excess of rent expense over cash payments since inception of the leases. This liability is included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition. Rent expense, net of sublease income of approximately $20,000, under operating lease agreements totaled approximately $397,000 for the year ended December 31, 2014, and was included in occupancy and other operating expenses on the Company's consolidated statement of income.

(15) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of the greater of 1) 6-2/3% of aggregate indebtedness, 2) $100,000, or 3) $2,500 for each security with a per share price of greater than $5 and $1,000 for each security with a per share price of $5 or less that the Company participates in as a market-making broker-dealer. Management calculated the minimum net capital based on the third criteria listed above for 800 securities that the Company is participating in as a market-making broker-dealer, resulting in a minimum net capital requirement as of December 31, 2014 of $1,000,000, which is also the maximum net capital requirement for a market-making broker-dealer. At December 31, 2014, the Company had allowable net capital of $4,228,019, which exceeded its requirement of $1,000,000 by $3,228,019. The rule also requires that the Company's percentage of aggregate indebtedness to net capital, both as defined, not exceed 1500%. The Company's percentage of aggregate indebtedness to net capital was 44% at December 31, 2014.

(16) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	FIG Asset Management, LLC	FIGAM Strategy Fund, L.P.	Total
Total assets	$ 110,159	$ 350,000	$ 460,159
Members' equity	25,000	350,000	375,000

The accounts of the subsidiaries of FIG Partners, LLC are not included in the computation of net capital because the assets of the subsidiaries are not readily available for the protection of FIG Partners, LLC's customers, broker-dealers and other creditors, as permitted by Rule 15c3-1.